                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3/A



           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1


                     GZA GEOENVIRONMENTAL TECHNOLOGIES, INC.
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                              (Name of the Issuer)

                     GZA GeoEnvironmental Technologies, Inc.
                                William R. Beloff
                                 M. Joseph Celi
                                Lawrence Feldman
                                William E. Hadge
                                 Joseph P. Hehir
                          Futureco Environmental, Inc.
                       GeoEnvironmental Acquisition, Inc.
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                    (Names of the Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    362386104
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                      (CUSIP Number of Class of Securities)

 Andrew P. Pajak, President                         William R. Beloff, President
 GZA GeoEnvironmental Technologies, Inc.            Futureco Environmental, Inc.
 320 Needham Street                                 9 Bridie Lane
 Newton Upper Falls, MA 02464                       Norfolk, MA 02056

with copies to:
 Robert W. Sweet, Jr., Esq.                         Jane V. Hawkes, Esq.
 Foley, Hoag & Eliot LLP                            Bowditch & Dewey, LLP
 One Post Office Square                             311 Main Street
 Boston, MA 02109                                   Worcester, MA  01608
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE
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TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
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$28,251,148.30                                                  $5,650.22
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*For purposes of calculating the filing fee only. Determined by (1) multiplying 4,205,122 shares of common stock, par value $.01 per share, of GZA GeoEnvironmental Technologies, Inc. by $6.40 per share, and (2) adding thereto $1,338,367.50 expected to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of those options (assuming an aggregate of 524,850 options are cancelled in exchange for cash in the transaction).

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid        $5,650.22
Filing party:                 GZA GeoEnvironmental Technologies, Inc.
Form or registration no.:     Schedule 14A
Date filed:                   September 19, 2000



INTRODUCTION


This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by:


(1) GZA GeoEnvironmental Technologies, Inc., a Delaware corporation ("GZA"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction,

(2) William R. Beloff , M. Joseph Celi, Lawrence Feldman, William E. Hadge and Joseph P. Hehir, each an individual, executive officer and stockholder of GZA (such individuals collectively, the "five executives"),

(3) GeoEnvironmental Acquisition, Inc., a Delaware corporation, and

(4) Futureco Environmental, Inc., a Delaware corporation and sole stockholder of GeoEnvironmental Acquisition, Inc.

(GZA, the five executives, Futureco Environmental, Inc. and GeoEnvironmental Acquisition, Inc. are collectively referred to as the "Filing Persons").

Pursuant to an Agreement and Plan of Merger, dated as of August 16, 2000, GeoEnvironmental Acquisition, Inc. will merge into GZA.

In the merger, each issued and outstanding share of GZA common stock will be cancelled and automatically converted into the right to receive $6.40 in cash, without interest or any other payment thereon, with the following exceptions: shares held by Futureco Environmental, Inc. or by GeoEnvironmental Acquisition, Inc. will remain outstanding; treasury shares and shares owned by any of GZA's subsidiaries will be canceled; and shares held by dissenting stockholders will be subject to appraisal in accordance with Delaware law. Upon completion of the merger, Futureco Environmental, Inc. will own 100% of GZA.

Concurrently with the filing of this Schedule 13E-3, GZA is filing its preliminary proxy statement pursuant to which the stockholders of GZA will be given notice of the merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto.

The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that GZA is "controlled" by the five executives, GeoEnvironmental Acquisition, Inc., or Futureco Environmental, Inc. or that any of the five executives, GeoEnvironmental Acquisition, Inc., or Futureco Environmental, Inc. is an "affiliate" of GZA within the meaning of Rule 13e-3 under Section13(e) of the Securities Exchange Act of 1934, as amended.


ITEM 1. SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" of the proxy statement is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information contained in the section entitled "SUMMARY--The Companies" in the proxy statement is incorporated herein by reference.

(b) SECURITIES. The information contained in the section entitled "THE SPECIAL MEETING--Date; Time; Place and Record Date of the Special Meeting" in the proxy statement is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" in the proxy statement is incorporated herein by reference.

(d) DIVIDENDS. The information contained in the section entitled "DIVIDENDS" in the proxy statement is incorporated herein by reference.

(e)  PRIOR PUBLIC OFFERINGS. None.

(f) PRIOR STOCK PURCHASES. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" of the proxy statement is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)-(c) NAME AND ADDRESS; BUSINESS AND BACKGROUND OF ENTITIES; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information contained in the sections entitled "SUMMARY--The Companies," "PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS," "INFORMATION ABOUT FUTURECO" and "DIRECTORS AND EXECUTIVE OFFICERS OF GZA" in the proxy statement is incorporated herein by reference.

In addition, Lawrence Feldman, a shareholder of Futureco, is a Senior Principal of the Company and has served as Manager of GZA GeoEnvironmental Technologies, Inc.'s Worcester office since 1993. Dr. Feldman also served as a former Director of the Company from 1995 to 1998. Dr. Feldman joined the Company in 1980.

During the last five years, to the best knowledge of GZA, none of GZA's current directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws. All current GZA directors and executive officers are U.S. citizens.

Under a potential interpretation of the rules governing "going private" transactions, one or more of Futureco Environmental, Inc., GeoEnvironmental Acquisition, Inc. and the five executives may be deemed to be an affiliate of the Company.

During the last five years, none of the filing parties has been convicted in a criminal proceeding (excluding, in the case of individuals, traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4. TERMS OF THE TRANSACTION.

(a)(1) TENDER OFFERS. Not applicable.

(a)(2)(i) TRANSACTION DESCRIPTION. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY" and

"THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(a)(2)(ii) CONSIDERATION. The information contained in the sections entitled "THE MERGER AGREEMENT--Effect on Capital Stock" in the proxy statement is incorporated herein by reference.

(a)(2)(iii) REASONS FOR TRANSACTION. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(iv) VOTE REQUIRED FOR APPROVAL. The information contained in the section entitled "THE SPECIAL MEETING--Voting Information" in the proxy statement is incorporated herein by reference.

(a)(2)(v) DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled " THE MERGER AGREEMENT--Effect on Capital Stock "SPECIAL FACTORS--Interests of Certain GZA Directors, Officers and Stockholders in the Merger" and "--Effects of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(vi) ACCOUNTING TREATMENT. The information contained in the sections entitled "SPECIAL FACTORS--Accounting Treatment of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(vii) INCOME TAX CONSEQUENCES. The information contained in the section entitled "SPECIAL FACTORS--Material Federal Income Tax Consequences to Stockholders" in the proxy statement is incorporated herein by reference.

(c) DIFFERENT TERMS. The information contained in the section entitled "SPECIAL FACTORS--Interests of Certain GZA Directors, Officers and Stockholders in the Merger" in the proxy statement is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information contained in the section entitled "SPECIAL FACTORS--Dissenters' Rights of Appraisal" in the proxy statement is incorporated herein by reference.


(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The filing parties have made no provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of any filing party or to obtain counsel or appraisal services at the expense of any filing party.


(f) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) TRANSACTIONS. The information contained in the section entitled "SPECIAL FACTORS--Background of the Merger" in the proxy statement is incorporated by reference.

(b)-(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger, " "--Purpose and Structure of the Merger" and "--Interests of Certain GZA Directors, Officers and Stockholders in the Merger" in the proxy statement is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Interests of Certain GZA Directors, Officers and Stockholders in the Merger," "--Effects of the Merger," "THE MERGER AGREEMENT" and "RIGHTS AGREEMENT" in the proxy statement is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) USE OF SECURITIES ACQUIRED. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Effects of the Merger" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(c) PLANS. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Purpose and Structure of the Merger," "--Effects of the Merger," "--Interests of Certain GZA Directors, Officers and Stockholders in the Merger" and "DIVIDENDS" in the proxy statement is incorporated herein by reference.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a), (c) PURPOSES; REASONS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" and "--Purpose and Structure of the Merger" in the proxy statement is incorporated herein by reference.

(b) ALTERNATIVES. The information contained in the sections entitled "SUMMARY--What Happens if GZA Receives a Better Offer," "SPECIAL
FACTORS--Background of the Merger" and "--Risk that the Merger will not be Completed" in the proxy statement is incorporated herein by reference.

(d) EFFECTS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS --PURPOSE AND STRUCTURE OF THE MERGER," "--Effects of the Merger," "--Interests of Certain GZA Directors, Officers and Stockholders in the Merger," "--Accounting Treatment of the Merger," "--Material Federal Income Tax Consequences to Stockholders," "--Dissenters' Rights of Appraisal," "THE MERGER AGREEMENT," "RIGHTS AGREEMENT" and "FEES AND EXPENSES," in the proxy statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a), (b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING--Voting Information," "SPECIAL
FACTORS--Background of the Merger," "--Recommendations of the

Special Committee and Board of Directors; Fairness of the Merger" and "--Opinion of Financial Advisor to the Special Committee" in the proxy statement and Appendix B, "Opinion of Houlihan Lokey Howard & Zukin Capital" is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. The information contained in the section entitled "THE SPECIAL MEETING--Voting Information" in the proxy statement is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(f) OTHER OFFERS. None. The information contained in the sections entitled "THE MERGER--Background of the Merger" and "--Recommendations of the Special Committee, Fairness of the Merger" in the proxy statement is incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) REPORT, OPINION OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Recommendations of the Special Committee and Board of Directors; Fairness of the Merger," "--Opinion of Financial Advisor to the Special Committee" and "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement and Appendix B, "Opinion of Houlihan Lokey Howard & Zukin Capital" is incorporated herein by reference.


ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the section entitled "SPECIAL FACTORS--Financing for the Merger" in the proxy statement is incorporated herein by reference. Futureco Environmental, Inc. has no alternative financing arrangements or alternative financing plans if the primary financing is not available.

(c) EXPENSES. The information contained in the section entitled "FEES AND EXPENSES" in the proxy statement is incorporated herein by reference.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. The information contained in the sections entitled "COMMON STOCK PURCHASE INFORMATION" and "PRINCIPAL

STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS" in the proxy statement is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS. Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE SPECIAL MEETING--Voting Information" and "SPECIAL
FACTORS--Interests of Certain GZA Directors, Officers and Stockholders in the Merger" in the proxy statement is incorporated herein by reference.

(e) RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS-- Recommendations of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The information contained in the section entitled "SELECTED CONSOLIDATED FINANCIAL DATA" in the proxy statement is incorporated herein by reference.

(b) PRO FORMA INFORMATION. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a), (b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "THE SPECIAL MEETING--Solicitation; Revocation and Use of Proxies" and "FEES AND EXPENSES" in the proxy statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) OTHER MATERIAL INFORMATION. None

ITEM 16. EXHIBITS.


(a) Revised Proxy Statement in connection with Special Meeting of Stockholders of GZA GeoEnvironmental Technologies, Inc. to be held December 20, 2000.



*(b)(1)   KeyBank Commitment Letter dated August 25, 2000.



(b)(2)    Amendment dated November 1, 2000 to Commitment Letter.



*(c)(1) Opinion of Houlihan, Lokey, Howard & Zukin Capital (incorporated herein by reference to Appendix B of the proxy statement).



(c)(2) Presentation by Houlihan Lokey to the Special Committee and the Board of GZA on August 14, 2000.



(d)(1) Amended Agreement and Plan of Merger, dated August 16, 2000, by and between GZA GeoEnvironmental Technologies, Inc., Futureco Environmental, Inc. and GeoEnvironmental Acquisition, Inc. (incorporated herein by reference to Appendix A of the proxy statement).



*(d)(2)(a)Stock purchase agreements between Futureco and Messrs. Goldberg, Zoino, and Ayres (incorporated by reference to the Exhibit to Amendment No. 1, filed March 31, 2000 [accession number
          0000942794-000006] the statement on Schedule 13D filed by Futureco Environmental, Inc.) (the "Futureco 13D")



(d)(2)(b) Amendments to stock purchase agreements. (incorporated by reference to Amendment No. 5, filed October 24, 2000, to the Futureco 13D)



*(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).


(g)       Not applicable.


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* Previously filed

                                   SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.



Dated:  November 3, 2000


GZA GEOENVIRONMENTAL TECHNOLOGIES, INC.


By /s/ Andrew P. Pajak
   ----------------------------------------
     President


FUTURECO ENVIRONMENTAL, INC.


By /s/ William R. Beloff
   ----------------------------------------
     Title: President

GEOENVIRONMENTAL ACQUISITION, INC.

By /s/ William R. Beloff
   ----------------------------------------
     Title: President

/s/ Joseph P. Hehir
-------------------------------------------
Joseph P. Hehir

/s/ Lawrence Feldman
-------------------------------------------
Lawrence Feldman

/s/ M. Joseph Celi
-------------------------------------------
M. Joseph Celi

/s/ William E. Hadge
-------------------------------------------
William E. Hadge

/s/ William R. Beloff
-------------------------------------------
William R. Beloff


                                 EXHIBIT INDEX



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EXHIBIT
NUMBER                              DESCRIPTION
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(a)       Revised Proxy Statement in connection with Special Meeting of Stockholders of GZA GeoEnvironmental Technologies, Inc. to be held December 20, 2000.
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*(b)(1)   Key Bank Commitment Letter dated August 25, 2000.
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(b)(2)    Amendment dated November 1, 2000 to Commitment Letter.
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*(c)(1)   Opinion of Houlihan, Lokey, Howard & Zukin Capital (incorporated herein by reference to Appendix B of the proxy statement).
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(c)(2)    Presentation by Houlihan Lokey to the Special Committee and the Board
          of GZA on August 14, 2000.
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(d)(1)    Amended Agreement and Plan of Merger, dated August 16, 2000, by and between
          GZA GeoEnvironmental Technologies, Inc., Futureco Environmental, Inc. and
          GeoEnvironmental Acquisition, Inc. (incorporated herein by reference to
          Appendix A of the proxy statement).
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*(d)(2)(a)Stock purchase agreements between Futureco and Messrs. Goldberg, Zoino, and Ayres (incorporated by reference to the Exhibit to Amendment No. 1, filed March 31, 2000 [accession number 0000942794-000006] to the statement on Schedule 13D filed by Futureco Environmental, Inc. (the
          "Futureco 13D").
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(d)(2)(b) Amendments to Stock purchase agreements (incorporated by reference to
          Amendment No. 5, filed October 24, 2000 to the Futureco 13D).
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*(f)      Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).
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(g)       Not applicable.
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* Previously filed